Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005
3. Provide the applicant's mailing address (if different):
   11 Wall Street, New York, NY 10005

4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Assistant Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/30/2016 (MM/DD/YY) NYSE Arca, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 30th day of June (Month), 2016 (Year) by Tiwana Braddox (Notary Public)

My Commission expires 6/18/2018 County of Kings State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

TIWANA BRADDOX
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KINGS COUNTY
NO. 01BR5059581
MY COMMISSION EXPIRES 6/18/2018
Tiwana Braddox

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE ARCA, INC.

June 30, 2016

EXHIBIT A

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT A

The Certificate of Incorporation, By-laws, equity and option rules, and additional information regarding NYSE Arca, Inc. are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT B

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT B

Copies of written rulings, settled practices having the effect of rules, interpretations, and other such documents, which are not included in Exhibit A, if any, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

Regulatory Bulletins are publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE Arca, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT D

The unconsolidated financial statements for each subsidiary or affiliate of NYSE Arca, Inc. for the last fiscal year follow.

The following pages of Exhibit D, numbered ARCAONE-16-000011 through ARCAONE-16-000133, are considered confidential and have been omitted from the Form 1, marked for "Confidential Treatment", and are filed separately pursuant to Rule 24b-2.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT I

The audited consolidated financial statements for NYSE Arca, Inc. for the year ended December 31, 2015 follow.

Consolidated Financial Statements

NYSE Arca, Inc. and Subsidiaries
Year Ended December 31, 2015
With Report of Independent Auditors

NYSE Arca, Inc. and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2015

Contents



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Report of Independent Auditors

The Board of Directors and Management
NYSE Arca, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of NYSE Arca, Inc. and Subsidiaries, which comprise the consolidated balance sheet as of December 31, 2015, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2015, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.


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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NYSE Arca, Inc. and Subsidiaries at December 31, 2015, and the consolidated results of their operations and their cash flows for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

June 10, 2016

NYSE Arca, Inc. and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2015

Assets	
Current assets:	
Cash and cash equivalents	$ 24
Accounts receivable	49
Loan receivable from affiliate	406
Other current assets	5
Total current assets	484
Non-current assets:	
Property and equipment, net	33
Goodwill	563
Other intangible assets, net	1,010
Other non-current assets	47
Total non-current assets	1,653
Total assets	$ 2,137
Liabilities and equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 94
Due to affiliate, net	11
Income tax payable	2
Total current liabilities	107
Non-current liabilities:	
Deferred income taxes, non-current	406
Other non-current liabilities	18
Total non-current liabilities	424
Total liabilities	531
Equity	1,606
Total liabilities and equity	$ 2,137

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2015

Revenues:	
Transaction fees	$ 929
Data services fees	89
Listing fees	12
Other	35
Affiliate	17
Total revenues	1,082
Transaction-based expenses:	
Section 31 fees	183
Cash liquidity payments, routing and clearing	610
Total revenues less transaction-based expenses	289
Operating expenses:	
Compensation and benefits	23
Technology and communications	7
Professional services	1
Rent and occupancy	5
Selling, general and administrative	1
Depreciation and amortization	23
Affiliate	98
Total operating expenses	158
Operating income	131
Other income:	
Interest and other income, net	4
Income before income tax expense	135
Income tax expense	46
Net income	$ 89
Other comprehensive income:	
Other comprehensive income	1
Total comprehensive income	$ 90

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year Ended December 31, 2015

Balance at January 1, 2015	$	1,513
Net income		89
Stock-based compensation		3
Other comprehensive income		1
Balance at December 31, 2015	$	1,606

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2015

Operating activities:		
Net income	$	89
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		23
Stock-based compensation		2
Deferred income taxes		4
Change in assets and liabilities:		
Accounts receivable		(3)
Other assets		(27)
Accounts payable and accrued liabilities		(7)
Income taxes payable		(38)
Due from affiliates, net		(12)
Other liabilities		(1)
Total adjustments		(59)
Net cash provided by operating activities		30
Investing activities:		
Capital expenditures		(31)
Net cash used in investing activities		(31)
Net decrease in cash and cash equivalents		(1)
Cash and cash equivalents, beginning of year		25
Cash and cash equivalents, end of year	$	24
Supplemental cash flow disclosure		
Cash received for income taxes	$	1

See accompanying notes to consolidated financial statements.

NYSE Arca, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2015

1. Description of Business

NYSE Arca, Inc. ("NYSE Arca" or "the Exchange") is a wholly-owned subsidiary of NYSE Holdings LLC ("Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE Arca. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 17 global exchanges and six central clearing houses. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, the Exchange is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). In addition to the Exchange, the Parent has two other subsidiary SRO's: New York Stock Exchange LLC and NYSE MKT LLC.

The Exchange and NYSE Arca Equities, Inc. are the regulators of their members. These regulatory functions are performed or overseen by NYSE Regulation, a subsidiary of the Parent, and certain of our regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA"), pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its direct and indirect subsidiaries, which include NYSE Arca Equities, Inc., NYSE Arca LLC, Archipelago Trading Services, Inc., and Archipelago Securities LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

On November 13, 2013, ICE completed its acquisition of the Parent. The accompanying consolidated financial statements reflect the final purchase accounting adjustments as they relate to the Exchange as of the acquisition date. As of the acquisition date, push-down accounting has been applied to the Exchange from ICE, and a new basis of accounting was established for the Exchange reflecting fair value adjustments made during the purchase price accounting process related to the acquisition.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 5).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb probable losses in the Exchange's accounts receivable portfolio. The allowance is based on several factors, including a continuous assessment of the collectability of each account. In circumstances where a specific customer's inability to meet its financial obligations is known, the Exchange records a specific provision for bad debts to reduce the receivable to the amount it reasonably believes will be collected. Accounts receivable are written off against the allowance for doubtful accounts when collection efforts cease.

Property and Equipment

Property and equipment is recorded at cost, reduced by accumulated depreciation (Note 7). Depreciation and amortization expense related to property and equipment is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated life of the improvement. The Exchange reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, which are three to seventeen years from date of inception, and are also reviewed at least annually for impairment or whenever changes in circumstances indicate impairment can exist. Identifiable intangible assets consist of exchange registrations and licenses, customer relationships, trade names and developed technology.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. The Exchange recognizes income taxes under the liability method. The Exchange recognizes a current tax asset or liability for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

In November 2015, the FASB issued Accounting Standards Update, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. ASU 2015-17 is part of the FASB's simplification initiative aimed at reducing complexity in accounting standards. This new standard requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current on the balance sheet. ASU 2015-17 will be effective on a retrospective basis for annual reporting periods beginning after December 15, 2016, but early adoption is permitted. The Exchange decided to early adopt ASU 2015-17 for the annual period ended December 31, 2015, and the adoption did not have a material effect on the consolidated financial statements (Note 4).

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

2. Significant Accounting Policies (continued)

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash trading fee revenues are paid by customer organizations based on their trading activity. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity to other exchanges. Cash trading fees are recognized as earned, which is generally upon execution of the trade. Cash trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses on the consolidated statement of comprehensive income.

Derivatives trading and clearing revenues are recognized over the period in which the services are provided, which is typically the date the transactions are executed or are cleared, except for a portion of clearing revenues related to cleared contracts which have an ongoing clearing obligation that extends beyond the execution date. The transaction and clearing fee revenues are determined on the basis of the transaction and clearing fee charged for each contract traded on the exchanges. Derivatives transaction and clearing fees are recorded net of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable commission rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions.

Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

2. Significant Accounting Policies (continued)

Original listing fees are recognized as revenue on a straight-line basis over estimated service periods of five years. Other corporate action listing fees are recognized as revenue on a straight-line basis over estimated service periods of three years. Unamortized balances are recorded as deferred revenue in the consolidated balance sheet.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products. Consortium-based data fees are determined by securities industry plans. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation NMS formula. These fees are recognized as revenue as services are rendered. These fees are included in data service fees in the consolidated statement of comprehensive income.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

2. Significant Accounting Policies (continued)

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges us a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing. Furthermore, the Exchange incurs clearance, brokerage and related transaction expenses, which primarily include costs incurred in self-clearing activities, and per trade service fees paid to other exchanges for trade execution.

3. Other Intangibles

The Exchange's intangible assets include $1,010 million of intangible assets as of December 31, 2015. The following table presents the details of the intangible assets as of December 31, 2015 (in millions):

	Carrying Value	Accumulated Amortization	Useful Life
Exchange registrations and licenses	$ 790	$ –	Indefinite
Customer relationships	185	23	17 years
Trade names	57	–	Indefinite
Developed technology	3	2	3 years
Total	$ 1,035	$ 25	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year and 3 year useful life for customer relationships and developed technology, respectively, is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Indefinite useful lives were assigned to trade names based on history in the marketplace, their continued use, and importance to the business and prominence in the industry.

3. Other Intangibles (continued)

For the year ended December 31, 2015, amortization expense of acquired intangible assets was $12 million and is included in depreciation and amortization expense in the accompanying consolidated statement of comprehensive income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2016	$ 12
2017	11
2018	11
2019	11
2020	11
Thereafter	107
Total	$ 163

4. Income Taxes

The components of the income tax provision for the year ended December 31, 2015 were as follows (in millions):

Current:	
Federal	$ 34
State and local	8
Total current	42
Deferred:	
Federal	13
State and local	(9)
Total deferred	4
Total tax expense	$ 46

A reconciliation of the U.S. federal statutory rate of 35 percent to the Exchange's actual income tax rate for the year ended December 31, 2015 was as follows:

Federal statutory rate	35%
State and local taxes (net of federal benefit)	6
State apportionment impact to deferreds	(5)
Other	(2)
Effective tax rate	34%

4. Income Taxes (continued)

The Exchange decided to early adopt ASU 2015-17 and classified all deferred taxes and liabilities, along with any related valuation allowance, as non-current on the balance sheet as of December 31, 2015 (Note 2). The following table reflects the requirements under ASU 2015-17 and summarizes the significant components of deferred tax assets and liabilities as of December 31, 2015 (in millions):

Deferred tax assets:		
NOL carryforwards	$	15
Liability reserve		5
Deferred and stock-based compensation		2
Total before valuation allowance		22
Valuation allowance		(15)
Total deferred tax assets, net of valuation allowance	$	7
Deferred tax liabilities:		
Acquired intangible assets	$	(408)
Property and equipment		(3)
Other		(2)
Total deferred tax liabilities	$	(413)
Net deferred tax liabilities	$	(406)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized.

As of December 31, 2015, the Exchange has gross U.S. federal net operating loss carry-forwards of $2 million. These carry-forwards are available to offset future taxable income until they begin to expire in 2021.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50% likely to be realized.

4. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the year ended December 31, 2015 (in millions):

Beginning balance of unrecognized tax benefits	$	14
Additions based on tax positions related to current year		1
Additions based on tax positions related to prior years		(3)
Ending balance of unrecognized tax benefits	$	12

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2015, the Exchange recognized $1 million of tax benefit for interest and penalties. Accrued interest and penalties were $4 million as of December 31, 2015. Tax years prior to 2006 no longer remain subject to examination.

5. Related Parties

The Exchange has agreements with ICE and New York Stock Exchange LLC to provide management and technical support services. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. During the year ended December 31, 2015, expenses of $98 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income. The Parent also pays federal and certain state and local unitary income taxes on behalf of the Exchange. ICE and New York Stock Exchange LLC also make payments to vendors on behalf of the Exchange.

The Exchange acts as a routing agent of New York Stock Exchange LLC and NYSE MKT LLC by routing orders to other execution venues that contain the best bid or offer in the market. The Exchange earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2015, revenues of $17 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate revenues in the accompanying consolidated statement of comprehensive income.

As of December 31, 2015, the Exchange had an $11 million net payable related to these agreements. Additionally, as of December 31, 2015, the Exchange had a loan receivable from the Parent of $406 million.

6. Regulatory Requirements

The Exchange has two indirect subsidiaries that are registered broker-dealers under the Securities Act of 1934; Archipelago Securities LLC ("ASE") and Archipelago Trading Services, Inc. ("ATS"). ASE acts as a routing agent for various entities of the Parent. ATS operates an Alternative Trading System designed particularly to facilitate trading of small-cap securities typically traded on the Over-the-Counter Bulletin Board market. As of December 31, 2015 ASE and ATS had net capital of $6.7 million and $4.5 million, respectively, which was $6.5 million and $4.4 million in excess of the net capital requirement, respectively.

7. Property & Equipment

The property and equipment balance as of December 31, 2015 includes the purchase price accounting adjustments made in connection with the ICE acquisition on November 13, 2013 (Note 2). Components of property and equipment as of December 31, 2015 were as follows (in millions):

Construction in progress	$	9
Computers and equipment		31
Software, including software development costs		11
		51
Less: accumulated depreciation and amortization		(18)
Total property, plant and equipment at December 31, 2015	$	33

For the year ended December 31, 2015, depreciation expense was $11 million.

8. Benefits

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2015 were $9 million related to the Parent's defined contribution plans. The U.S. operations also provide benefits under a Supplemental Executive Savings Plan ("SESP") to which eligible employees may contribute. Included in ICE's accrued employee benefits payable was $11 million as of December 31, 2015 relating to the SESP plan.

9. Fair Value of Financial Instruments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which we record as an equity method investment. Under equity method accounting, we adjust the carrying value of our OCC investment on our balance sheet by recognizing our pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of income to other income, after eliminating any intra-entity income or expenses. The share of OCC's earnings that we recognize is calculated based on our 20% ownership of OCC's net income. Also, if OCC issues cash dividends to us in the future, we will deduct the amount of these dividends from the carrying amount of our investment.

During the year ended December 31, 2015, we increased the carrying value of our investment in OCC and recorded other income of $3 million ratably throughout the year for our pro-rata share of OCC's earnings. We also reduced our carrying value of our investment in OCC by $3 million during the year ended December 31, 2015, based on the OCC dividend that was declared in December 2015.

10. Commitments and Contingencies

The Exchange is from time to time subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, consolidated statement of comprehensive income, or liquidity. It is possible however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims. The Exchange leases office space under non-cancelable operating leases and equipment that expire at various dates. Future payments under these obligations as of December 31, 2015 were as follows (in millions):

	Lease Payments
2016	$ 2
2017	2
2018	3
2019	1
2020	-
Thereafter	-
Total	$ 8

For the year ended December 31, 2015, rent and occupancy expense was $5 million.

11. Subsequent Events

The Exchange has evaluated subsequent events and transactions and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT K

The ownership structure of NYSE Arca, Inc. is as follows:

1. Full legal name: NYSE Group, Inc.

2. Title or status: Delaware corporation

3. Date title or status was acquired: April 13, 2013, as a result of the merger of NYSE Arca Holdings, Inc. with and into NYSE Group, Inc.

4. Approximate ownership interest: 100%

5. Whether the person has control: Yes, NYSE Group, Inc. has control

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT M

An alphabetical listing of the members and member organizations of each of NYSE Arca, Inc. and NYSE Arca Equities, Inc., containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE Arca, Inc. and NYSE Arca Equities, Inc., respectively, is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations for each of NYSE Arca, Inc. and NYSE Arca Equities, Inc. is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

JUNE 2016

EXHIBIT N

A schedule of NYSE Arca, Inc. and NYSE Arca Equities, Inc. securities admitted to trading is publicly available on the Exchange's website at www.NYSE.com.

A list of such securities is also maintained by NYSE Arca, Inc. and NYSE Arca Equities, Inc., is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.